# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cricut, Inc., CIK 0001828962
CUSIP: 22658D100
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 10855 South River Front Parkway, South Jordan, Utah (UT), 84095
Date of event which requires filing of this statement: 09/21/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001195813

## Reporting persons
- Steven Blasnik: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,530,714; shared voting power 400,000; sole dispositive power 2,530,714; shared dispositive power 400,000; aggregate amount beneficially owned 2,930,714 (5.09% of the class)
  Comment: The shares set forth in Rows 5 and 7 consist of 2,530,714 shares of Class B Common Stock, $0.001 par value (the "Class B Shares") held of record by Mr. Blasnik. Each Class B Share is convertible into one share of Class A Common Stock, $0.001 par value (the "Class A Shares") at the option of the holder and has no expiration date.
  
  The shares set forth in Rows 6 and 8 consist of (i) 200,000 Class B Shares held of record by the Julie Blasnik 2020 Trust, for which Mr. Blasnik and his spouse serve as co-trustees, and (ii) 200,000 Class B Shares held of record by the Sarah Blasnik 2020 Trust, for which Mr. Blasnik and his spouse serve as co-trustees.
  
  The shares set forth in Row 9 consist of (i) 2,530,714 Class B Shares held of record by Mr. Blasnik, (ii) 200,000 Class B Shares held of record by the Julie Blasnik 2020 Trust, for which Mr. Blasnik and his spouse serve as co-trustees, and (iii) 200,000 Class B Shares held of record by the Sarah Blasnik 2020 Trust, for which Mr. Blasnik and his spouse serve as co-trustees
  
  The percentage set forth in Row 11 is calculated based on 57,592,814 Class A Shares of the Issuer (as defined below), which includes 54,662,100 outstanding Class A Shares as of July 29, 2026 and 2,930,714 Class B Shares beneficially owned by Mr. Blasnik and assumes that only Class B Shares beneficially owned by Mr. Blasnik convert to Class A Shares. Assuming the conversion of all Class B Shares into Class A Shares, the percentage in row 11 would equal 1.40%.

## Item 1. Issuer
Name of issuer: Cricut, Inc.
Address of issuer's principal executive offices: 10855 South River Front Parkway South Jordan, UT 84095

## Item 2. Person Filing
Name of person filing: Steven Blasnik
Address of principal business office or, if none, residence:
c/o Cricut, Inc.
10855 South River Front Parkway
South Jordan, UT 84095
Citizenship: Reference is made to the response to Row 4 of this Schedule 13G (this "Schedule"), which response is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Reference is made to the response to Row 9 of this Schedule, which response is incorporated herein by reference.
Percent of class: Reference is made to the response to Row 11 of this Schedule, which response is incorporated herein by reference.
Sole power to vote or to direct the vote: Reference is made to the response to Row 5 of this Schedule, which response is incorporated herein by reference.
Shared power to vote or to direct the vote: Reference is made to the response to Row 6 of this Schedule, which response is incorporated herein by reference.
Sole power to dispose or to direct the disposition: Reference is made to the response to Row 7 of this Schedule, which response is incorporated herein by reference.
Shared power to dispose or to direct the disposition: Reference is made to the response to Row 8 of this Schedule, which response is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Steven Blasnik: /s/ Steven Blasnik, Steven Blasnik (09/21/2026)